

August 4, 2011

Via E-mail
Xiangying Meng
President and Chief Executive Officer
Xunna Information Technology Inc.
2 Fufeng Rd
Xinghuo Sci-Tech Building, Floor 26
Fengtai District, Beijing, PRC

> **Re:** **Xunna Information Technology Inc.**
> **Registration Statement on Form S-1**
> **Filed August 1, 2011**
> **File No. 333-175919**

Dear Mr. Meng:

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. In this regard, we note that the filing does not contain a signed report of your independent registered public accounting firm. We note further that the company's financial statements are not included in the prospectus as required, but rather are located following Part II and the signature page of the registration statement. We will not perform a detailed examination of the registration statement and we will not issue comments until you address these deficiencies, because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

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        Jay Smith, President
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